UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                              Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, April 13, 2010, and entitled “Orbotech Updates its First Quarter and Full Year 2010 Revenue Guidance”.

FOR IMMEDIATE RELEASE

ORBOTECH UPDATES ITS FIRST QUARTER AND FULL YEAR 2010 REVENUE GUIDANCE

YAVNE, ISRAEL — April 13, 2010 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) is today updating its previous guidance regarding expected revenues in the quarter ended March 31, 2010 and the full year of 2010.

In its fourth quarter and full year 2009 results announcement, the Company indicated that its printed circuit board (“PCB”) manufacturing customers were continuing to report high plant utilization rates and that many liquid crystal display manufacturers had begun to solidify their capital expenditure plans for the next phase of investment.

Towards the end of March and into early April, the Company has been experiencing stronger-than-anticipated demand for its PCB solutions, particularly its direct imaging systems, and increased bookings for its flat panel display equipment. As a result of these developments, and the overall strengthening of the trends mentioned above, Orbotech expects to record revenues for the first quarter of 2010 of approximately $103 million and that its revenues for the full year will be in the range of $460 - 470 million.

The foregoing are estimated ranges and may change. The Company and its external auditors have not yet completed the normal quarterly review procedures for the quarter ended March 31, 2010, and there can be no assurance that the Company’s concluding results for this quarterly period will not differ from these estimates, including as a result of quarter-end closing procedures or review adjustments. Any such differences could be material. In addition, these estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with U. S. generally accepted accounting principles, nor are these preliminary results of operations for the quarter ended March 31, 2010 necessarily indicative of the results that may be achieved for the remainder of 2010 or any future period.

The Company will discuss these and other matters during its conference call for the first quarter 2010 results, which is scheduled for Monday, May 10, 2010, at 9:00 a.m. EDT.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing (CAM) and engineering solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters, as well as substantial research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. In addition, as a result of the foregoing considerations and the other limitations described herein, investors are cautioned not to place undue reliance on the preliminary and estimated financial information included herein. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and
Chief Financial Officer

Date: April 14, 2010